UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 13, 2021

THE MIDDLEBY CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-9973	36-3352497
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1400 Toastmaster Drive, Elgin, Illinois	60120
(Address of Principal Executive Offices)	(Zip Code)

(847) 741-3300

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock	MIDD	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events

On July 13, 2021, Middleby issued a press release announcing that it will not exercise its right to propose any modifications to the terms of the previously announced Merger Agreement with Welbilt, Inc. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits

Exhibit No.	Description

99.1	Press Release, dated July 13, 2021, issued by The Middleby Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MIDDLEBY CORPORATION

Dated: July 13, 2021	By:	/s/ Bryan E. Mittelman
Bryan E. Mittelman
Chief Financial Officer

Exhibit 99.1

1400 Toastmaster Drive, Elgin, Illinois 60120 | (847) 741-3300    www.middleby.com

Middleby Will Not Increase Offer to Acquire Welbilt

•	Middleby Intends to Allow Merger Agreement to Terminate

•	$110 million Termination Fee to be Paid to Middleby

•	Middleby Remains Committed to Long-Standing M&A Strategy

Elgin Ill. (July 13, 2021) – The Middleby Corporation (NASDAQ: MIDD) (“Middleby”) today announced that, under the terms of its previously announced Merger Agreement with Welbilt, Inc. (NYSE: WBT), it will not exercise its right to propose any modifications to the terms of the Merger Agreement and will allow the five-day match period to expire. Middleby expects that the Merger Agreement will terminate at the end of the match period today.

“We believe that the previously agreed terms of the Merger Agreement between Middleby and Welbilt offered significant long-term strategic value to the Welbilt shareholders through the ability to participate in substantial upside opportunity from Middleby’s continued growth, while remaining attractive to our existing Middleby shareholders,” said Timothy FitzGerald, CEO of Middleby. “As we considered our options over the course of the match period, we concluded to deploy our substantial financial resources wisely. We are excited about the momentum of our business and future prospects of our three industry leading foodservice platforms. As a seasoned acquirer, we remain disciplined and committed to ensuring the best outcome for our Middleby shareholders.”

In accordance with the terms of the Merger Agreement, Middleby will be entitled to a termination fee of $110 million to be paid by Welbilt simultaneously with the termination of the Merger Agreement. “The additional cash infusion Middleby stands to receive upon termination will put us in an even better position to execute on our existing M&A growth strategy, as we continue to build upon on our long-standing track record of value-creating deals,” added Mr. FitzGerald. Middleby has completed over 20 acquisitions since 2018 alone, with a history of successfully integrating businesses and realizing significant synergies at the acquired companies.

“Looking ahead, we remain highly confident in our ability to drive continued growth and profitability and believe we are uniquely positioned to deliver superior value creation for our shareholders,” said Mr. FitzGerald.

Advisors

Guggenheim Securities, LLC is serving as financial advisor to Middleby. Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal counsel.

About Middleby

The Middleby Corporation is a global leader in the foodservice equipment industry. The company develops, manufactures, markets and services a broad line of equipment used in the commercial foodservice, food processing, and residential kitchen equipment industries. The company’s leading equipment brands serving the commercial foodservice industry include Anets®, APW Wyott®, Bakers Pride®, Beech®, BKI®, Blodgett®, Blodgett Combi®, Bloomfield®, Britannia®, Carter-Hoffmann®, Celfrost®, Concordia®, CookTek®, Crown®, CTX®, Desmon®, Deutsche Beverage®, Doyon®, Eswood®, EVO®, Firex®, Follett®, frifri®, Giga®, Globe®, Goldstein®, Holman®, Houno®, IMC®, Induc®, Ink Kegs®, Inline Filling Systems®, Jade®, JoeTap®, Josper®, L2F®, Lang®, Lincat®, MagiKitch’n®, Market Forge®, Marsal®, Meheen®, Middleby Marshall®, MPC®, Nieco®, Nu-Vu®, PerfectFry®, Pitco®, QualServ®, RAM®, Southbend®, Ss Brewtech®, Star®, Starline®, Sveba Dahlen®, Synesso®, Tank®, Taylor®, Thor®, Toastmaster®, TurboChef®, Ultrafryer®, Varimixer®, Wells®, Wild Goose® and Wunder Bar®. The company’s leading equipment brands serving the food processing industry include Alkar®, Armor Inox®, Auto-Bake®, Baker Thermal Solutions®, Burford®, Cozzini®, CV-Tek ®, Danfotech®, Deutsche Process®, Drake®, Glimek®, Hinds-Bock®, Maurer-Atmos®, MP Equipment®, Pacproinc®, RapidPak®, Scanico®, Spooner Vicars®, Stewart Systems®, Thurne® and Ve.Ma.C®. The company’s leading equipment brands serving the residential kitchen industry include AGA®, AGA Cookshop®, Brava®, EVO®, La Cornue®, Leisure Sinks®, Lynx®, Marvel®, Mercury®, NOVY®, Rangemaster®, Rayburn®, Redfyre®, Sedona®, Stanley®, TurboChef®, U-Line® and Viking®.

For more information about The Middleby Corporation and the company brands, please visit www.middleby.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. Such forward-looking statements, including those regarding the timing and consummation of the transactions described herein, involve risks and uncertainties which could cause Middleby’s actual results, performance or outcomes to differ materially from those expressed or implied in the forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, risks related to Middleby’s proposed acquisition of Welbilt, including the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the stockholders of Middleby or Welbilt or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of Middleby or Welbilt; the ability of Middleby and Welbilt to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of COVID-19 or other public health crises and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and legislative, regulatory and economic developments. Other factors that might cause such a difference include those discussed in Middleby’s filings with the SEC, which include its Annual Report on Form 10-K for the fiscal year ended January 2, 2021, its Quarterly Report on Form 10-Q for the quarterly period ended April 3, 2021 and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 filed in connection with the proposed transaction with Welbilt. For more information, see the section entitled “Risk Factors” and the forward looking statements disclosure contained in Middleby’s Annual Report on Form 10-K and in other filings. The forward-looking statements included in this presentation are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Middleby undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Middleby has filed with the SEC a registration statement on Form S-4 (SEC File No. 333-256653) that includes a joint proxy statement of Middleby and Welbilt that also constitutes a prospectus of Middleby. The registration statement was declared effective by the SEC on June 11, 2021, and the joint proxy statement/prospectus was mailed or otherwise disseminated to shareholders of Middleby and Welbilt. Middleby has also filed and plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders can obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Middleby through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Middleby will be available free of charge on Middleby’s website at www.middleby.com or by contacting the Middleby Investor Relations Department by email at investors@middleby.com or by phone at (847) 741-3300.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.